INVEST IN UPSHIFT

Urban car subscriptions for peace of mind, without owning a car



Fractional car subscriptions
Car when you need it, gone when you don't
upshift

upshiftcars.com San Francisco CA

B2C Minority Founder

LEAD INVESTOR



Al Lieb Evite cofounder and partner & investor at SFR3 Fund

I've known Ezra for several years now; he's tenacious and will just never quit. The company has the opportunity to ride a few developing tail winds - including remote driver car delivery, as well as today's urban customers moving away from wanting to deal with all the overhead of full car ownership. The tech stack continues to develop and has a number of innovative features for efficient operations and unique and convenient customer offerings - including white glove delivery.

Invested $2,500 this round

Highlights

1. Unlocking a $630B fractional car subscription market for low mileage drivers
2. Raising $3M to expand to DC market, electrify fleet & add remote car delivery tech (teleoperations)
3. 2X annual growth, 97% retention, $805 acquisition, $5,724 lifetime value
4. 763,121 pounds CO2 reduced from our EV fleet — like taking over 81 cars off the road for a year
5. Team: went to MIT, UC Berkeley, did YC, and worked at Uber, Fair, Zipcar, Meta.
6. $2.7M raised from MINI (BMW), Ford, Third Sphere, Climate Capital & angels

---

Our Team



Ezra Goldman CEO & co-founder

24 years in transportation innovation, including bikeshare in 1999 and eScootershare in 2006. Work has been in NYTimes, Wired, Discovery Channel, Business Insider, This Week in Startups, Gizmodo, Metropolis, & Curbed. MIT Master's in Urban Planning.

> I grew up on 100 acres of woods but I've been living in cities for the last 25 years. Getting into nature has always been important to me but I didn't want to destroy it by owning a car I'd rarely use. I built Upshift so more people could connect with the world around them while treading lightly on the planet.



Ayako Hiwasa Operations co-founder

Launched a social enterprise in Cambodia when there was no government in power. Two master's degrees.



Lena Belogolova Behavioral scientist

Went to MIT. Did Y Combinator. Worked at GoodRx, Meta, Blackrock, Goldman Sachs.



Keith Reinbolt Growth marketing

Went to UC Berkeley. Worked at Fair, Canvas (Ford), Uber, Zipcar, Hippo, and Audi on Demand.



Anil Chudasama (ANNI_ELEVEN) Mobile engineer



Alex Belikov Art direction and Product design

Art director, product designer, brand strategist, visionary



Rabendra Sharma Backend engineer



Arjun Dev Arora Advisor and investor

Former partner at 500 Startups, EIR at Expa, advisor/investment committee member at Nike Valiant Labs, Retargeter cofounder, & board member/advisor/investor at multiple startups.



Dave Brook Advisor

Started first commercial carsharing company in the US (later acquired by Zipcar). Consulted for OEMs, startups, and rental car companies on carsharing strategy.



Byron Shaw Advisor

Founding Managing Director of GM ventures. Deep OEM and autotech expertise. Board member on multiple startups.

Why Upshift?

A car in the city is a waste of time and money

124 million Americans drive less than 10,000 miles/year. Despite driving so little, they are still spending an average of $10,728/year ($894/month) on car payments, maintenance, insurance and parking to have a car on standby.



People own a car for the peace of mind that it's there when they need it – at a cost of
$894 / month

Low mileage drivers are locked into years of payments for a depreciating asset

they hardly even use while contributing to ruining the planet. They are saddled with the burdens of dealing with car repairs, maintenance, and insurance claims.



70 %
drive less than a few times a week
124M
in the US drive <10,000 miles / year
76 %
are now working from home if they can

Sources: https://newsroom.aaa.com/asset/your-driving-costs-fact-sheet-august-2021/ and https://www.metromile.com/blog/metromile-auto-insurance-2020/

Fractional car subscriptions: car ownership for people who don't want to own a car

Upshift is a flexible, convenient, and affordable alternative to leasing a car for low mileage drivers.



We offer peace of mind without owning a car

Subscribe to a plan that you can upgrade, downgrade, cancel, or pause anytime and only pay for the days you drive. An identical hybrid Toyota RAV4, Toyota Prius, or Hyundai Ioniq 5 EV will be seamlessly delivered and parked next to your doorstep on the days you need it. It will be waiting for you with your own driver profile already set up, clean, and fueled/charged. Drive whichever car you like, whenever you like - EV for around town and SUV for the mountains! Reliable and predictable – availability is guaranteed.

At the end of your use just park it and walk away. We'll take it from there.



You book
We deliver
You drive
We pick up

As we scale to new markets, "your" car will always be ready for you, anywhere you go. It's car leasing for the connected, autonomous, and electrified future.



Toyota Prius hybrid
Toyota RAV4 hybrid SUV
NEW!
Hyundai Ioniq 5 EV

We've built a full technology stack to support members and operations:



Upshift member app virtual tour
Watch later
Share
Dog car seat cover
Personalize your trip
Watch on YouTube

Member app: available on the App Store and Google Play. App enables members to book, set preferences, locate, unlock and drive their car.



upshift
My precious
Which car would you like?

Delivery app: supports logistics, including tracking damage, parking, cleanliness, and members' personal car preferences.



Jobs
July 7, Thursday
Kelly Jackson
Up next



Vehicle telematics integration: allows real time vehicle data and ability to locate, unlock, lock, and enable vehicle from apps or backend.

Dispatch and fleet management software: manages delivery job assignments, damage reporting, trip data, and real time fleet and delivery status.



Backend: handles billing, reservations, accounts, and day credit accounting.

Remote control fleets: delivery via remote vehicle teleoperators (Q1 2023 pilot launch target) so cars can be delivered by someone sitting at a desk without anyone in the car.


Built
Roadmap
upshift
My precious

2x annual revenue growth

We are currently operating in San Francisco. Our annual revenue has doubled in the past year. We are on track to do over $425,000 in revenues this year.


San Francisco
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Revenue
$36,703
$39,100
$56,882
$63,008
$82,987
$96,627
$93,343
$159,007
Q1
2021
Q2
Q3
Q4
Q1
2022
Q2
Q3
Q4

We are now raising $3M in seed financing to grow 3x in the coming year.


San Francisco
Washington, D.C.
$1.25M
$1M
$0.75M
$0.5M
$0.25M
$0
Revenue
Q1
2021
Q2
Q3
Q4
Q1
2022
Q2
Q3
Q4
Q1
2023
Q2
Q3
Q4
Q1
2024
Projected

**Future revenue projections are not guaranteed.*

We're asset light, in that we do not have a dedicated office and have had a remote team since before the pandemic. We own our cars to maintain consistency in the quality of experience and to simplify the hardware integration and pricing model. We make money on the sale of our cars when we refresh them. We are currently making $1,403/car/mo with a cost of goods sold of $808/car/mo (car depreciation, insurance, parking, cleaning, and delivery) for 42% gross margin.


Revenue / car / mo
Cost / car / mo
$2,500
$2,000
$1,500
$1,000
$500
$0
Revenue
$1,188
$1,063
$1,403
$808
$1,604
$1,053
$1,808
$852
$1,998
$866
2021
2022
2023
2024
2025
Projected

We expect revenues per car to go up over time and costs per car to come down. We see opportunities to drive higher utilization with increased midweek business demand and hybrid commuting. We can drive higher revenue per member by monetizing existing value added services and business model innovation. EV charging logistics and building our first parking/charging/cleaning hub we expect to add some expense in 2023. We expect costs to come down with economies of scale for car financing and insurance premiums. Delivery cost can come down with density of demand (shorter delivery times), remote vehicle teleoperations (no wasted time between deliveries), and improved logistics software and hardware technology.

Urbanites seeking simplicity

Our members are 28–43 year old urban professionals without kids, and 55–65 year old urban empty nesters who drive less than 10,000 miles/year.


Car / ride sharing
Upshift
Owning, leasing



<500
miles/year
Rides transit to work or works from home.
Never leaves the city.
~6,000
miles/year
Rides transit to work or works from home.
Needs a car consistently for a job, activity, or relationship.
10,000 +
miles/year
Needs a car to get to work daily.
Prefers to drive everywhere.

Our members used to be frequent renters on carshare and rental car who found those options expensive, unreliable, and unpredictable. Or they are people who sold a car they rarely used looking for alternatives to car and insurance payments, maintenance, repairs, and parking hassles. Either way, they are considering leasing a car and looking for flexibility, without all the headaches.



Esther and Erik are 58 year old school teachers that sold their car.
They've been using Upshift 2x / week for 4 years, mostly to get to work – and have saved over $15,000.

Our average member spends $424/month over 13.5 months for $5,724 lifetime value. Some have spent over $25,000 or been members over 6 years. 13% of Upshift members have invested over $105,000 in the company.

Our growth is solidified with 97% retention and solid 5 star reviews on Yelp, Google Maps, Apple App store and the Google Play store. Our members love us. We are even changing how people think about cities!



David J.
San Francisco, CA
I've completely changed the way I think about cars and transportation
Why is so much public space in this lovely city given over to people's underused cars? I haven't owned a car in a lot of years but I've always wanted a car. I just couldn't justify the cost or effort. For as long as Upshift can deliver for me, I will subscribe.

Fractional car subscriptions with simple, transparent pricing

Our simple, transparent, all-inclusive monthly pricing means no big down payment, no hidden fees and no long term commitments. Subscribers drive any days they like and days roll over 1 month before expiring. Rates include full coverage insurance and all our concierge services like delivery, maintenance.



Save up to 75 % vs leasing or rental
$299/mo
4 days / month
Extra days: $109
$499/mo
8 days / month
Extra days: $99
$699/mo
12 days / month
Extra days: $89
$299 one-time activation fee

On day one every new member pays $299 one-time activation fee, with 3 available subscriptions. Every new subscriber, on day one, is worth at least $598. Members are saving an average of 64% over the total cost of owning a car in San Francisco, especially when you consider it's $350/month just for a garage!

Additional revenue streams

$49/month: share your plan with a significant other.

$49/month: pause your plan and retain your days.

We make money on the sale of our vehicles. The last 4 Priuses we sold this fall for almost what we paid for them 4 years ago. We earned $16,500 per car after paying off the outstanding balance on our loans. Our depreciation cost over 4 years was as low as $49/car/month ($98/car/month average).



124M cars
Driven <10,000 miles/year (US)
×
$5,088 / year
ARR ($424 / member / month × 12 months)
$630B

Unlocking a $630B market

- We make $424/month per account. Average 13.5 month retention. Average LTV of $5,724 per account.
- In the US alone, there are 124M cars being driven <10,000 miles/month.
- 124M cars x $424/member/month is a $630B for fractional car subscriptions in the US
- In the top 10 US cities, we see an opportunity to replace 3.5M cars being driven <10,000 miles/year.
- 3.5M cars x $424/member/month is a $18B market opportunity for fractional car subscriptions in the top 10 US markets.

- Based on our expansion requests, we see further opportunity to expand internationally and into smaller cities and suburbs as an alternative to having a second or third car.


4,500
3,600
5,234
5,100
5,100
6,612
124M in US drive
<10,000 miles/year
5,840
4,200
3,285
5,789
4,623

Expanding the market, big opportunity

Current demographic represents ~½ of cars in cities (~3.5m cars in top 10 US markets). Developing our unmanned delivery tech will enable our expansion to lower density markets (smaller cities, suburbs) to replace 2nd and 3rd cars, and address an additional 120M cars driven <10,000 miles/year.

Trend: Post-COVID behavior change

"Two years into the COVID-19 pandemic, roughly six-in-ten U.S. workers who say their jobs can mainly be done from home (59%) are working from home all or most of the time."

This study from Pew Research Center (Feb 16, 2022) shows that "hybrid work" is here to stay. People no longer need a car to commute every day.

Trend: High demand for green cars

- Vehicle supply constraints are driving up the cost of cars
- $5/gallon gas is driving demand for hybrid and electric cars

Trend: The world is unstable

- traditional car financing locks you into expensive 6 year terms
- no one knows what the world will be like in 6 months

People need an affordable, flexible, green alternative to car leasing. A car when you need it, that's gone when you don't. That's Upshift.


Majority of workers with jobs that can be done from home are teleworking, even as more workplaces have become available
Among employed adults who say, for the most part, the responsibilities of their job can be done from home, % saying they are currently working from home ...
All/most of the time
Some of the time
Rarely/ never
Jan. 2022
59
18
22
Oct. 2020
71
12
17
Among employed adults with a workplace outside their home who are working from home all or most of the time, % saying they are doing so because ...
Their workplace is closed or unavailable
They choose not to work from workplace
Jan. 2022
38
61
Oct. 2020
64
36
Note: Share of respondents who didn't offer an answer not shown.
Source: Survey of U.S. adults conducted Jan. 24-30, 2022.
"COVID-19 Pandemic Continues To Reshape Work in America"
PEW RESEARCH CENTER

Source:
https://www.pewresearch.org/social-trends/2022/02/16/covid-19-pandemic-continues-to-reshape-work-in-...

Redefining car leasing

Upshift is an alternative to leasing that offers more flexibility and convenience and up to 75% lower cost for low mileage drivers.



	Leasing	Upshift
Flexibility	3+ year lock-in with fixed terms	Upgrade, downgrade, cancel, or pause anytime
Cost	$6,000 down + $1,298 / mo for lease, insurance, & garage	$299 down + $299 / mo for subscription, insurance, & concierge services
Experience	You take care of everything	We take care of everything

Car subscription services

Company Example(s): Autonomy, Hertz My Car, Subscribe with Enterprise, Porsche Drive, Audi Select, etc.

Value: subscription services that offer flexibility to have a car month-to-month.

Missing: Car subscription services do not provide concierge services like handling parking, refueling/charging, cleaning, repairs, and maintenance when you are not using it. Upshift does.

Rental car delivery services

Company Example(s): Kyte

Value: rental car company that provides the convenience of delivery of a car for the day

Missing: Car delivery-services do not provide vehicle personalization, consistency, or predictability (see reviews above for reference, our members tell it best). Upshift does.

Upshift is 58% cheaper than what it would cost to rent a fully insured SUV and have it delivered in San Francisco. Note that our rates may vary as we scale to new markets.


Savings
Unlimited mileage
Delivery
Insurance
Car
$18
$19
$47
$55
$81
58 %
$58
Unlimited mileage
Delivery
Insurance
Car
Rent
Upshift

Total per day	$139	$58

Rental car

Company Example(s): Enterprise, Avis, Hertz

Value: rent a car by the day or week, mostly at airports

Missing: locations and hours are inconvenient, and cars tend to be generic and entry level.

Carshare services

Company Example(s): Zipcar, Turo, Getaround

Value: easy access to a car by the hour, parked near you

Missing: Carshare services are not affordable and do not offer consistent availability in every location, especially during peak times. Cars are often dirty, unmaintained, or low on gas. Upshift cars are affordable, offer consistent availability and are clean, maintained, and fully fueled or charged.

—
These service providers could and might pivot into our space but won't be able to easily do so, and it's not their business model either.
—



Product market fit
Fractional leasing in San Francisco
Past
2016 - 2021
Fractional
Upshift launches in 1st market: San Francisco. $1B SOM
Upshift member app launch + optimization
Upshift logistics app launch + optimization
Upshift admin panel launch + optimization
Grew to $200,000 revenues in 2021
Current
2022
Connected, scalable tech stack
Telematics incorporated in all vehicles (locate, unlock, drive via mobile apps)
Fleet management software
Dispatch automation software
2x YoY growth
Now on track for $425,000+ revenues in 2022
Raising $3M in new equity financing
EVs, unmanned delivery, expansion to DC
$490,000 closed & wired
Future
Q1 2023 ($3M Seed)
Unmanned delivery, EV, DC launch
DC market launch: East coast $1B SOM foothold
Unmanned delivery pilot on Prius
Predictive analytics
EV testing Hyundai Ioniq 5
Charging logistics automation
2023+ ($10M Series A)
Scale to $15B Serviceable obtainable market
NYC – $10B SOM
Chicago – $1.5B SOM
Boston – $0.6B SOM
Seattle – $0.4B SOM
Los Angeles – $1.4B SOM

**Future projections are not guaranteed.*

There when you need it, gone when you don't— scaled

We are now raising $3M to scale up in San Francisco, launch the DC market, integrate remote control car delivery technology (teleoperations), and to electrify our fleet. Launching DC will give us an east-coast presence in another $1B addressable market.



Teleoperations pilot
Electrify fleet
Launch Washington DC

Remote-control fleets give us the ability to deliver unmanned vehicles to help us scale. A remote driver can cut operational costs and shorten delivery times by eliminating travel time between jobs. It can also enable expansion into lower density markets that are already signaling that they want our product with expansion requests.

Our fractional car subscription already:

- replaces 4 cars for every car we add (4 members per car)
- reduces vehicle miles traveled by 47% by incentivizing less driving (usage based pricing)
- cuts emissions in half with an all hybrid and electric fleet (47 MPG fleet average)

Our driving is net zero, and we are making our cities more livable by reducing the number of cars sitting underutilized on our streets.

Electrifying our fleet will further reduce our carbon footprint as we scale making our operations net negative emissions. We plan to 3x the business in the next 12 months before raising a $10M Series A to launch 5 additional markets so we can scale our impact.*

*Financial Projections are not guaranteed.

Upshift is a vehicle for change

We believe that:

- We need a healthy planet. All our cars are hybrid or electric and reduce gas consumption by 2-4x. Our cars have gone almost 1M miles and we have eliminated 763,121 pounds CO2 to date, equivalent to taking over 81 vehicles off the road for 1 year.
- Streets are for people, not cars. Every shared car we put on the road takes 4 cars off the road.
- Everyone deserves dignity and respect. Our concierges are employees and we pay $25/hr+ with pathways to growth and equity in the business.
- Diversity is strength. Our team is 66% minority and/or women and we aim to grow that way.


4x fewer cars
driven 1/2 as much
2x less emissions
4x friendlier to the planet

Source:
https://www.researchgate.net/publication/224247227_Greenhouse_Gas_Emission_Impacts_of_Carsharing_in_...

$2.7M raised from investors including carmakers and VCs

We have raised $1.7M from MINI (BMW), Ford, Third Sphere, Climate Capital, previous Republic crowdfunding campaigns (3,406 investors), and Jake Gibson (Nerdwallet cofounder).

URBAN-X
Built by URBAN US MINI

URBAN-X
Built by URBAN US MINI

The money was used for building our technology, proving product market fit and funded our go to market operations in San Francisco.

We have raised over $1M in debt financing, primarily for purchasing the vehicles. Investors include HFCA and Toyota Financial Services.

Upshift, Inc. is currently a C-Corp. We plan to incorporate a new Upshift, LLC to take on future debt financings to scale our fleet and create a firewall between debt and equity financings.

Equity funding
Wefunder campaign funds will be equity financing for Upshift, Inc. used for development of technology and go-to-market, not to buy cars.

Planned structure explained


Inc: Equity for tech
Asset light
Upshift, Inc.
DE C-Corp
Equity Investors
Venture capital
Angels
$1.7M raised
LLC: Debt for cars
Upshift, LLC
Bankruptcy
remote SPV
Debt Investors
Hedge funds
Private equity
Family foundations
$1M raised
TOYOTA

Founders


Decades of experience in mobility & tech innovation
Ezra Goldman
Co-founder & CEO
1999 Bikeshare co-founder
2006 eScootershare (MIT)
Managed Danish startup
Ayako Hiwasa
Operations co-founder
Launched social venture in Cambodia

Background
Ezra co-founded a dockless bike-share in 1999 and helped design a shared folding electric scooter at the MIT Media Lab with Piaggio in 2006 while doing his Master's in City Planning. Ezra has consulted on innovation for HP and was

managing director of a tech startup in Copenhagen, where he also was a PhD candidate studying why Danish people ride bicycles.

Ayako moved to Cambodia from Japan after college to launch a social enterprise when she could barely speak English, let alone Khmer. She now holds two Master's degrees, has consulted for the World Bank, and advised Stanford University students. She has a sharp mind for process improvement and a passion for creating delightful experiences.

Early days

Ezra drove for rideshare and Ayako did gig work to pay the rent while bootstrapping the company in the beginning. This inspired them to hire the Upshift concierge team as W2 employees, pay 1.5x minimum wage ($25/hr in SF), treat everyone with dignity and respect, and make concierges core team members.